STANDSTILL AGREEMENT

This Standstill Agreement (the “Agreement”) is made and entered into effective as of the 26th day of February, 2016 by and among Deutsche High Income Trust (“KHI”), a Massachusetts business trust, Deutsche Investment Management Americas Inc. (“DIMA”), a Delaware corporation having a place of business at 345 Park Avenue, New York, New York, and Saba Capital Management L.P. (“Saba Capital”), a Delaware limited partnership having a place of business at 405 Lexington Avenue, 58th Floor, New York, New York, on behalf of its principals and all investment funds and accounts managed by Saba Capital (collectively, “Saba”). Any pooled investment vehicles or accounts managed or controlled by Saba or its affiliated persons are referred to herein collectively as “Saba Funds.”

WHEREAS, DIMA is registered as an investment adviser with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended, and acts pursuant to an investment management agreement as the investment manager to KHI;

WHEREAS, the Saba Funds are shareholders of KHI;

WHEREAS, KHI and Saba have entered into a separate Letter Agreement dated February 5, 2016, as amended February 19, 2016, regarding certain confidentiality and other obligations with respect to discussions regarding KHI (the “Letter Agreement”) and

WHEREAS, the parties to this Agreement wish to resolve these matters;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, and without any admission of liability, or inadequacy of claims, whatsoever by any of the parties, the parties agree as follows:

1.	Proposal to the Board. Promptly following the execution of this Agreement, DIMA shall propose to the Board of Trustees of KHI (the “Board”) that it undertake the following measures:

(a)	The Board should approve the termination of KHI, pursuant to which KHI will make a liquidating distribution to shareholders no later than November 30, 2016. The liquidating distribution shall be principally in the form of cash, and to the extent it includes any securities or other property, all shareholders shall receive a pro rata share of such securities or other property.

(b)	The Board should authorize the issuance of a press release to announce its approval of such termination and the timing of the liquidating distribution (the “Announcement”). This press release shall be substantially in the form attached as Exhibit A to this Agreement, subject to any non-material changes as may be approved by the Board or its counsel, or to any other changes as may be agreed to by the parties hereto. The Announcement shall be made on or prior to February 29, 2016.

2.	Saba Obligations. Effective upon the Announcement and provided that (a) such Announcement is made on or before February 29, 2016 and (b) neither DIMA nor the Board are materially in breach of any of their obligations under the terms of this Agreement or the Letter Agreement, Saba Capital and the Saba Funds shall: (i) refrain from directly or indirectly making, supporting or encouraging any shareholder proposals concerning KHI; (ii) vote in accordance with the Board’s recommendations on nominees for election as Trustees of KHI; (iii) vote in accordance with the Board’s recommendations on any proposal to convert KHI to an open-end investment company; (iv) vote in accordance with the Board’s recommendations on any other matter submitted to KHI’s shareholders, provided that Saba Capital and the Saba Funds shall have no obligation to support any proposal that would have the effect of extending the date of KHI’s liquidating distribution beyond November 30, 2016; (v) refrain from directly or indirectly soliciting or encouraging others to vote against the Board’s recommendations on any matters affecting KHI; (vi) refrain from proposing any nominees for election to the Board of KHI; (vii) refrain from directly proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving KHI, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of KHI’s assets; (viii) refrain from granting a proxy with respect to shares of KHI other than to officers of, or other persons named as proxies by, KHI; (ix) refrain from executing any written consent with respect to KHI other than as may be solicited by KHI; (x) refrain from joining or participating in a group concerning KHI (other than with affiliates of Saba); (xi) refrain from seeking the removal of any member of the Board of KHI; and (xii) refrain from seeking control or influence over the management or policies of KHI; provided, that, in each case, Saba Capital and the Saba Funds shall not be required to undertake any obligation that conflicts with the terms of this Agreement. Notwithstanding the foregoing, nothing in this Agreement shall prohibit or restrict Saba from: (A) voting all of its voting securities of KHI in its discretion on any matter submitted to shareholders that would have the effect of extending the date of KHI’s liquidating distribution beyond November 30, 2016, or on any matter relating to the selection or approval of KHI’s independent audit firm, (B) communicating privately with the Board or any officers of KHI or DIMA regarding any matter so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, or (C) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over Saba or any of its affiliates.

3.	No Disparagement. Each party hereto shall refrain from directly or indirectly disparaging, impugning or taking any action reasonably likely to damage the reputation of any other party, their members, directors, officers, employees or affiliates, or any of the members of the Board. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

2

4.	No Assignment. This Agreement shall be binding upon the parties and, except as otherwise provided herein, upon their respective legal successors. No party may assign this Agreement without the prior written consent of each other party and any such attempted assignment shall be void.

5.	Applicable Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the parties shall be governed by the laws of the State of New York, without regard to conflicts-of-law principles.

6.	Jurisdiction. The parties agree that the United States District Court for the Southern District of New York (the “District Court”) shall have exclusive jurisdiction to hear and determine any suit, action or proceeding arising under this Agreement. For such purpose, each of the Parties irrevocably submits to the District Court’s jurisdiction. If the District Court lacks federal subject matter jurisdiction with respect to any such suit, action or proceeding, each of the Parties irrevocably agrees that any state court sitting in the City and County of New York (the “State Court”) shall have exclusive jurisdiction to hear and determine any such suit, action or proceeding; and, for such purpose, each of the Parties irrevocably submits to the State Court’s jurisdiction and agrees that the Parties will request any such case be assigned to the State Court’s Commercial Division.

7.	Waiver of Jury Trial. To the fullest extent permitted by applicable law, each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any suit, action or proceeding arising under this Agreement.

8.	Damages; Injunctive Relief. Each party acknowledges that a breach of its obligations under this Agreement may result in irreparable harm to another party for which monetary damages will not be sufficient. Each party hereto agrees that, in the event of a breach or threatened breach by another party of its obligations under this Agreement, each non-breaching party shall be entitled, in addition to its other rights and remedies hereunder or at law, to injunctive or other equitable relief, and such further relief as may be proper from a court of competent jurisdiction, including specific performance of the obligations of the breaching party under this Agreement.

9.	Modification. No modification, amendment, supplement to or waiver of this Agreement of any of its provisions shall be binding upon the parties hereto unless made in writing and duly signed by all parties.

10.	Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reasons be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision or provisions shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the parties underlying the invalid, illegal or unenforceable provision or provisions.

11.	No Waiver. A waiver or breach or default under this Agreement shall not be a waiver of any other or subsequent breach or default. The failure or delay in enforcing compliance
3

with any term or condition of this Agreement shall not constitute a waiver of such term or condition unless such term or condition is expressly waived in writing.

12.	Counterparts. This Agreement may be executed in one or more counterparts transmitted by facsimile or other electronic means, and each counterpart shall have the effect of an original.

13.	Notices. Unless otherwise provided herein, all notices called for by this Agreement shall be given in writing, or by facsimile transmission. Until notice is given to the contrary in accordance with this Paragraph 13, all notices to the respective parties shall be directed to:

If to KHI:

c/o Deutsche Investment Management Americas Inc.
One Beacon Street, 11th Floor
Boston, Massachusetts 02108
Attention: Secretary of the Deutsche Funds

If to DIMA:

Deutsche Investment Management Americas Inc.
One Beacon Street, 11th Floor
Boston, Massachusetts 02108
Attention: John Millette, Chief Legal Officer
Telephone: (617) 295-2572
Facsimile: (617) 295-4326

with a copy to:

Deutsche Investment Management Americas Inc.
One Beacon Street, 11th Floor
Boston, Massachusetts 02108
Attention: Caroline Pearson, Esq.
Telephone: (617) 295-2565
Facsimile: (617) 443-7059

If to Saba or the Saba Funds:

Saba Capital Management, L.P.
405 Lexington Avenue, 58th Floor
New York, NY 10174
Attention: Michael D’Angelo, General Counsel
Telephone: (212) 542-4635

4

14.	Letter Agreement. For sake of clarity, the Letter Agreement shall remain in full force and effect in accordance with its terms following the execution of this Agreement.

15.	Public Disclosure. Each party hereby acknowledges and agrees that from and after the issuance of the Announcement, Saba will not be in possession of any material non-public information received pursuant to the Letter Agreement and it shall not have any duty not to trade on the basis of, any Confidential Information (as defined in the Letter Agreement) provided thereunder. Each of DIMA and KHI acknowledges that Saba intends to file this Agreement as an exhibit to its Schedule 13D originally filed with the SEC on April 27, 2015, as amended (the "Schedule 13D"), in an amendment to such Schedule 13D.

16.	Entire Agreement. This Agreement together with any written agreement entered into by the parties on or after the date of this Agreement shall constitute the entire Agreement among the parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the parties respecting the subject matter hereof.

5

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Deutsche HIGH Income TRUST

By: /s/ Brian Binder

Name: Brian Binder

Title: President

DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.

By: /s/ Brian Binder

Name: Brian Binder

Title: Managing Director

By: /s/ Cynthia Nestle

Name: Cynthia Nestle

Title: Managing Director

SABA CAPITAL MANAGEMENT L.P., on its own behalf

and on behalf of the saba funds

By: /s/ Muqu Karim

Name: Muqu Karim

Title: Chief Operating Officer

EXHIBIT A – FORM OF Announcement

Deutsche High Income Trust (KHI) Announces Termination of Trust and Liquidating Distribution to Shareholders by November 30, 2016 and Special Meeting of

Shareholders to be Held in June 2016

New York, NY February 26, 2016 – Deutsche High Income Trust (NYSE: KHI) (the “Fund”) announced today that the Board of Trustees has approved the termination of the Fund, pursuant to which KHI will make a liquidating distribution to shareholders no later than November 30, 2016. The Fund also announced that a special meeting of shareholders will be held on June 30, 2016 at the offices of Deutsche Investment Management Americas Inc. (“DIMA”) at 345 Park Avenue, New York, NY 10154. As previously disclosed, at the special meeting, shareholders will consider a proposal to convert the Fund from a closed-end investment company to an open-end investment company. The proposal to convert the Fund from a closed-end investment company to an open-end investment company is being made to satisfy a requirement of the Fund’s Agreement and Declaration of Trust. After careful consideration of a range of factors, and in light of the Board’s approval of the Fund’s termination and liquidating distribution to shareholders no later than November 30, 2016, the Board recommends that shareholders vote against the proposal to convert the Fund to an open-end investment. A discussion of factors considered by the Board in developing this recommendation will be set forth in the proxy statement to be provided to Fund shareholders. Holders of record of common shares of the Fund at the close of business on April 26, 2016 will be entitled to vote at the meeting and any adjournments thereof.

DIMA proposed to the Fund’s Board the termination of the Fund and liquidating distribution pursuant to the terms of a Standstill Agreement that DIMA and the Fund entered into with Saba Capital Management L.P. (“Saba”), a large shareholder in the Fund, and certain parties associated with Saba. Under the terms of the Standstill Agreement, Saba has agreed, among other things, to vote in accordance with the Board's recommendation on various matters affecting KHI, including any proposal to convert KHI to an open-end investment company.  The Fund has been advised that Saba will file a copy of the Standstill Agreement with the Securities and Exchange Commission as an exhibit to its Schedule 13D.